SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	January	2010
Commission File Number	001-31395
Canadian Superior Energy Inc.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue, SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News release, dated January 20, 2010.

Document 1

For Immediate Release	January 20, 2010

Canadian Superior Energy Inc. Announces Closing of
Private Placement and Appointment of New Director

CALGARY, ALBERTA--(Marketwire – January 20, 2009) – Canadian Superior Energy Inc. ("Canadian Superior" or the "Company") (TSX: SNG) (NYSE Amex LLC: SNG) successfully closed its previously announced non-brokered private placement (the "Private Placement") January 19, 2010.  The Private Placement was over subscribed and the Company raised CDN$59,500,604 issuing 114,424,238 common shares ("Common Shares") at CDN$0.52 per Common Share.

Proceeds from the Private Placement will be used for the Company’s exploration and development activities in its domestic and international operations and for general corporate purposes.  Jennings Capital Inc. acted as financial advisor to the Company in connection with the Private Placement.

The securities have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Appointment of New Director

In conjunction with the closing of the Private Placement, Canadian Superior has appointed James H.T. Riddell to the Company’s Board of Directors, effective January 18, 2010. Mr. Riddell is the President and Chief Operating Officer and a Director of Paramount Resources Ltd.  Mr. Riddell is also the President, Chief Executive Officer and a Director of Trilogy Energy Ltd., a wholly-owned subsidiary and the administrator of Trilogy Energy Trust.  Mr. Riddell graduated from Arizona State University with a Bachelor of Science degree in Geology and from the University of Alberta with a Master of Science degree in Geology.

“I am delighted that Mr. Riddell, a well-respected member of the energy industry, has joined our Board of Directors,” said Marvin Chronister, Chairman of Canadian Superior.  “His wealth of knowledge and experience in the oil and gas industry will be of great value to the Company as we continue to move forward with the development of our global portfolio of assets.”

This news release contains forward-looking information, including the expectation of successful future results.  Actual results could differ materially due to changes in project schedules, commercial negotiations, changes in energy pricing, unforeseen technical or the inability to raise additional capital, therefore there can be no assurance that any of the foregoing actions by the Company will be completed as contemplated.  Forward-looking information contained in this news release is as of the date of this news release.  The Company assumes no obligation to update and/or revise this forward-looking information except as required by law.

1

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company’s annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

For Further Information Please Contact:

Canadian Superior Energy Inc.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.cansup.com

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SUPERIOR ENERGY INC.
(Registrant)

Date:	January 20, 2010	By:	/s/ Robb Thompson
			Name:	Robb Thompson
			Title:	Chief Financial Officer